January 14, 2013

Larry Spirgel, Assistant Director

Christy Adams

Terry French

Celeste M. Murphy

Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed January 7, 2013

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

This letter is written on behalf of Privileged World Travel Club, Inc., (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated January 14, 2013 (the “Comment Letter”), with regard to the above-referenced Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-183743, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 7”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 7, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 7.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 7.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

General

1. We note your response to comment 2 from our letter dated January 3, 2013. Please:

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Clarify your disclosure in the table on page 12 where it states “The Selling Stockholders will determine when and how and at what price they will sell the Shares in this Prospectus.” Make clear the offering by the Triton Creditor Selling Stockholders is at a fixed price (currently set at $1.00) for the entire duration of the offering, and also present this disclosure in the last paragraph on page 12.

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Clarify your disclosure in the last risk factor on page 23 stating “The offering price for the Shares in this offering will be determined by the Selling Stockholders, based on certain historical transactions between the Company and the Selling Stockholders.”

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Clarify your disclosure at the top of page 28 stating “The price of the shares offered by the Selling Stockholders will be determined by the Selling Stockholders based, among other factors, on certain historical transactions between the Company and the Selling Stockholders. … Each Selling Stockholder will act independently in determining the price at which the Shares are sold.”

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Clarify in the last paragraph on page 63 that the offering by the Triton Creditor Selling Stockholders is at a fixed price of $1.00 for the entire duration of the offering.

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Clarify the disclosure in the second paragraph on page 65 stating “These sales may be at fixed or negotiated prices.”

These are only instances we have noted. Please review your entire Prospectus and make revisions as needed.

Response to Comment No. 1

The Company has revised the Registration Statement Amendment No. 7 to make the requested changes.  The Company has addressed the specific instances cited by the Commission Staff, and has made additional clarifications and changes to address the Comment.  Specifically:

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The Company changed the table on pages 8-9 to include the reference to the fixed price for the Triton Creditor Selling Stockholders;

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The Company updated the section below the table to define Triton Creditor Selling Stockholders and to specify that they can only sell at the fixed price;

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The Company revised the risk factor relating to the lack of prior market to state that the Triton Creditor Selling Stockholders may only sell at the fixed price;

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The Company revised the “Determination of the Offering Price” section to specify that the Triton Creditor Selling Stockholders may only sell at the fixed price;

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In the Selling Stockholders section, the Company clarified that the selling stockholders listed in the first table on page 55 are the Triton Creditor Selling Stockholders, and states that they may only sell their shares under the Prospectus at the fixed price;

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The Company also clarified the paragraph at the end of the Selling Stockholders section to indicate that the Triton Creditor Selling Stockholders may only sell at the fixed price; and

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The Company revised the Plan of Distribution section to note that the Triton Creditor Selling Stockholders may only sell at the fixed price of $1.00 per share for the duration of the offering.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Conclusion

Effectiveness of this Registration Statement is critical to the Company.  As noted in the Registration Statement, the Company has an investor willing to provide $5,000,000 in funding to the Company upon the effectiveness of this Registration Statement.  As such, the Company respectfully requests that the Staff review this response letter and the associated Amendment No. 7 as quickly as possible.

Finally, the undersigned acknowledges, on behalf of the Company:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Lykiardopoulos, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 7.

Very truly yours,

Privileged World Travel Club, Inc.

By: /s/ Gregory Lykiardopoulos

Gregory Lykiardopoulos, Chairman

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com